Exhibit 99.5

Press Release

Libya: Agreement Between NOC and Total

Endorsing the Group’s Entry into the Waha Concessions

Paris, December 10, 2019 – Total and National Oil Corporation (NOC), with the agreement of the Government of Libya, signed today an agreement to implement Total’s participation in the Waha concessions, located in the Sirte Basin in Libya. Under the terms of this agreement, Total commits to:

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Assist NOC in accelerating the development of the Waha concessions by providing its technologies and expertise; by developing the North Gialo and NC 98 fields, which are expected to add production of 180,000 barrels of oil equivalent per day; and by supporting social responsibility programs carried out by NOC in the areas adjacent to oil operations. To that end, Total will pay financial contributions of 70M US$ at the signature of the agreement, 30M US$ when North Gialo will come on stream and 30M US$ when NC 98 will come on stream.

•	Carry out by itself local economic development programs, for a global amount of 20M US$, over a 4 year period.

“Total is satisfied to sign this agreement with NOC, with the agreement of the Government of Libya, which definitively endorses our entry into the Waha concessions”, stated Patrick Pouyanné, Chairman and CEO of Total. “We will engage resolutely with NOC and Waha Oil Company in order to invest, optimize the infrastructure and develop new reserves for the benefit of all parties and notably Libya and the Libyans. The agreement, which further extends our close cooperation with NOC, is yet another milestone in our 60-year history in the country.”

On March 1, 2018, Total acquired a 16.33% working interest in the six Waha concessions by the purchase of Marathon Oil Libya Limited (MOLL), a wholly owned affiliate of the U.S.-based Marathon Oil Corporation. The Waha concessions currently produce about 350,000 barrels of oil equivalent per day (boe/d).

The acquisition gives Total access to reserves and resources in excess of 500 million barrels of oil equivalent and a significant exploration potential across the 53,000 square kilometers area covered by the concessions.

The NOC (59.18%), Total (16.33%), ConocoPhillips (16.33%) and Hess (8.16%) jointly own the Waha concessions. Waha Oil Company, wholly owned by NOC, operates the asset.

Total in Libya

Total has been present in Libya since 1954. In 2018, the Group’s production in the country averaged 63,000 barrels of oil equivalent per day, from the offshore Al Jurf field (37.5%), the onshore El Sharara area (15% in former Block NC 115 and 12% in former Block NC 186), and the onshore Waha concessions (16.33%).

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About Total

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Cautionary note

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trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary note to U.S. Investors

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.